CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

93 Jianguo Road, No. 6 Building,

11th Floor

Chaoyang District, Beijing, People’s Republic of China 100020

September 18, 2019

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	China Internet Nationwide Financial Services Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form F-3
File No. 333-233408 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 11:00 a.m., Eastern Time, on September 19, 2019, or as soon thereafter as is practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the F-3 Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Sichenzia Ross Ference LLP.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact Mr. Benjamin Tan Esq., at +1 (212) 930 9700, from the Company’s U.S. counsel, Sichenzia Ross Ference LLP.

Very truly yours

China Internet Nationwide Financial Services Inc.

By:	/s/ Jianxin Lin
Name:	Jianxin Lin
Title:	Chief Executive Officer